                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                          HCC INSURANCE HOLDINGS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $1.00 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   404 132 102
                                 (CUSIP Number)

                                 STEPHEN L. WAY
                             13403 NORTHWEST FREEWAY
                            HOUSTON, TEXAS 77040-6094
                                 (713) 690-7300
           (Name, Address and Telephone Number of Person authorized to
                       Receive Notices and Communications)

                                 with copies to:

                              CHRISTOPHER L. MARTIN
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                          HCC INSURANCE HOLDINGS, INC.
                             13403 NORTHWEST FREEWAY
                            HOUSTON, TEXAS 77040-6094
                                 (713) 690-7300

                                 MARCH 12, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 404 132 102                                                Page 1 of 5
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--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Stephen L. Way
    ###-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           3,753,617
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    3,753,617
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,753,617
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.185
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

This amendment No. 3 amends the statement on Schedule 13D (the "Schedule 13D") filed by Stephen L. Way on February 11, 1999, as previously amended. This amendment No. 3 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting person. It shall refer only to information which has materially changed since the filing of the Schedule 13D.


CUSIP NO. 404 132 102                                                Page 2 OF 5

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ITEM 1.  SECURITY AND ISSUER

         Unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

         (A)  NAME.

              Unchanged.

         (B)  BUSINESS ADDRESS.

              Unchanged.

         (C)  PRESENT PRINCIPAL OCCUPATION.

              Unchanged.

         (D)  CONVICTION(S) IN ANY CRIMINAL PROCEEDING.

              Unchanged.

         (E) PARTY TO CIVIL PROCEEDING(S) PERTAINING TO STATE OR FEDERAL SECURITIES LAWS.

              Unchanged.

         (F)  CITIZENSHIP.

              Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Unchanged.

ITEM 4.  PURPOSE OF THE TRANSACTION

         Unchanged.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (A) Item 5(A) is hereby amended and restated as follows:

              AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

              Mr. Way currently beneficially owns 3,753,617 shares (6.185%) of the HCC Common Stock. This amount includes 200,000 shares which he has a right to acquire upon the exercise of options within 60 days from the date hereof.


CUSIP No. 404 132 102                                                Page 3 of 5
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         (B)  Item 5(B) is hereby amended and restated as follows:

              NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

              SOLE POWER TO VOTE OR DIRECT THE VOTE:

              3,753,617

              SHARED POWER TO VOTE OR DIRECT THE VOTE:

              Unchanged.

              SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

              3,753,617

              SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

              Unchanged.

         (C)  TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS.

                                    Dispositions
                                    ------------

  Date        Number of Shares     Price Per Share         Transaction
  ----        ----------------     ---------------         -----------
02/27/02           17,410                                      Gift.


         (D) OTHER PERSON WITH RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM OR THE PROCEEDS OF THE SALE OF THE SECURITIES.

              Unchanged.

         (E) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE SECURITIES.

              Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Unchanged.

ITEM 7.  EXHIBITS

         Unchanged.


CUSIP No. 404 132 102                                                Page 4 of 5

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      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  March 12, 2002
                                                  --------------
                                                      (Date)

                                                 /s/ STEPHEN L. WAY
                                               ----------------------
                                                     (Signature)





CUSIP No. 404 132 102                                                Page 5 of 5